Filed by Corporate Capital Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Corporate Capital Trust, Inc.

Commission File No. 814-00827

Explanatory Note

Attached hereto as Exhibit 1 is an investor presentation regarding the proposed merger of FS Investment Corporation and Corporate Capital Trust, Inc. (the “Proposed Transaction”).

Attached hereto as Exhibit 2 is a list of questions and answers regarding the Proposed Transaction.